UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



05059031

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

__X__   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2004

PROCESSED

OR

JUN 2 9 2005

_____   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

THOMSON
FINANCIAL

Commission file number 1-9576

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIXTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Seagate
Toledo, Ohio 43666





1

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.   Financial statements

    *   Report of Independent Registered Public Accounting Firm
    *   Statements of Net Assets Available for Benefits as of December 31, 2004 and December 31, 2003
    *   Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2004 and December 31, 2003
    *   Notes to Financial Statements

    Schedule
        Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

2.   Exhibits:

    Exhibit 23   Consent of Independent Registered Public Accounting Firm

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                SIXTH AMENDED AND RESTATED
                                OWENS-ILLINOIS, INC.
                                STOCK PURCHASE AND SAVINGS PROGRAM

Dated: June 27, 2005   By: Owens-Illinois, Inc.
                                           Employee Benefits Committee
                                           Plan Administrator

                            By: _____
                                   Dan W. Pennywitt
                                   Chairman

2

Audited Financial Statements
and Schedule

Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program

*Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm*

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Audited Financial Statements
and Schedule

Years ended December 31, 2004 and 2003

Contents

ΞIJ ERNST & YOUNG

□ Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

□ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

Owens-Illinois, Inc. Employee Benefits Committee
Sixth Amended and Restated Owens-Illinois, Inc.
   Stock Purchase and Savings Program

We have audited the accompanying statements of net assets available for benefits of the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 24, 2005

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statements of Net Assets Available for Benefits

| | December 31, | |
	2004	2003
Participant-directed funds	$ 300,595,063	$ 278,137,493
Participant loans	8,082,214	8,232,361
Owens-Illinois Company Stock Fund	114,643,515	73,327,360
Net assets available for benefits	$ 423,320,792	$ 359,697,214

The accompanying notes are an integral part of the financial statements.

2

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2004

| | Fund Information | | |
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income	$ 26,396,345	$ 58,612,062	$ 85,008,407
Contributions:			
Participant	14,523,568	2,055,957	16,579,525
Employer	248,499	4,669,583	4,918,082
Participant withdrawals	(35,126,886)	(7,270,757)	(42,397,643)
Conversions	(866,746)	–	(866,746)
Loan repayments	(654,696)	734,160	79,464
New loan transfers	1,199,091	(1,199,091)	–
New loan fees	(14,243)	(6,407)	(20,650)
Interfund transfers	16,343,285	(16,343,285)	–
Plan to plan transfers	259,206	63,933	323,139
Increase in net assets available for benefits	22,307,423	41,316,155	63,623,578
Net assets available for benefits at beginning of year	286,369,854	73,327,360	359,697,214
Net assets available for benefits at end of year	$ 308,677,277	$ 114,643,515	$ 423,320,792

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2003

| | Fund Information | | |
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income (loss)	$ 47,366,109	$ (17,135,679)	$ 30,230,430
Contributions:			
Participant	12,229,152	2,342,234	14,571,386
Employer	–	5,071,121	5,071,121
Participant withdrawals	(16,427,338)	(3,782,871)	(20,210,209)
Loan repayments	(779,522)	779,522	–
New loan transfers	1,241,263	(1,241,263)	–
New loan fees	(9,996)	(4,543)	(14,539)
Interfund transfers	6,797,768	(6,797,768)	–
Plan-to-plan transfers	196,610	(58,214)	138,396
Increase (decrease) in net assets available for benefits	50,614,046	(20,827,461)	29,786,585
Net assets available for benefits at beginning of year	235,755,808	94,154,821	329,910,629
Net assets available for benefits at end of year	$ 286,369,854	$ 73,327,360	$ 359,697,214

The accompanying notes are an integral part of the financial statements.

1. Plan Description

General

The Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (the "Plan") was adopted by Owens-Illinois, Inc. (the "Company") for the benefit of the U.S. salaried employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period. The following investment options were available to Plan participants at the end of 2004:

Owens-Illinois Company Stock Fund
Harbor Capital Appreciation Fund
Harbor Mid Cap Growth Fund
Harbor Small Cap Growth Fund
Harbor Large Cap Value Fund
Harbor Mid Cap Value Fund
Harbor Small Cap Value Fund
Harbor International Fund
Harbor International Growth Fund
Harbor Bond Fund
Harbor High Yield Bond Fund
Harbor Short Duration Fund
Harbor Money Market Fund
Harbor Trust Stable Value Fund
Harbor Investment Mix No. 1
Harbor Investment Mix No. 2
Harbor Investment Mix No. 3
Harbor Investment Mix No. 4
Harbor Investment Mix No. 5
Harbor Investment Mix No. 6

The investment options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds are part of the Harbor Fund, a no-load, open-end management investment company, consisting of eleven diversified mutual funds, registered under the Investment Company Act of 1940. Effective January 1, 2003, the Harbor Trust Stable Value Fund replaced the Harbor Trust as an investment option. The Harbor Trust Stable Value Fund is a private trust fund for the benefit of 401(k) participants of the Company and for another company.

Each of the Harbor Investment Mixes consists of different combinations of certain Harbor funds.

The approximate composition of each of the Harbor Investment Mixes at December 31, 2004 is as follows:

	Mix No. 1	Mix No. 2	Mix No. 3	Mix No. 4	Mix No. 5	Mix No. 6
Harbor Capital Apreciation Fund		4.90%	9.80%	14.70%	19.60%	24.50%
Harbor Mid Cap Growth Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Small Cap Growth Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Large Cap Value Fund		4.90%	9.80%	14.70%	19.60%	24.50%
Harbor Mid Cap Value Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Small Cap Value Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor International Fund		3.00%	6.00%	9.00%	12.00%	15.00%
Harbor International Growth Fund		3.00%	6.00%	9.00%	12.00%	15.00%
Harbor Bond Fund	70.00%	56.00%	42.00%	28.00%	14.00%	
Harbor Short Duration Fund	30.00%	24.00%	18.00%	12.00%	6.00%	
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's pretax contributions each pay period, limited to four percent (4%) of such participant's compensation received during that period. Company matching contributions are invested in the Owens-Illinois Company Stock Fund and are immediately fully vested. Participants are allowed to transfer Company matching contributions from the Company Stock Fund while at any time.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transactions into the Company Stock Fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company Stock Fund.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

Sixth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Notes to Financial Statements - Continued

The Plan's investments are held in the Owens-Illinois Master Stock Purchase and Savings Program Trust (the "Trust") administered by State Street Bank and Trust (the "Trustee") and by Citistreet as the recordkeeper (the "Recordkeeper"), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan's total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan.   Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan's participants.

The following table presents the fair value of investments for the Trust:

	December 31, 2004	2003
Investments, at fair value:		
Mutual fund investments	$379,831,000	$334,417,000
Harbor Trust Stable Value Fund	40,676,000	25,245,000
Harbor Trust	46,714,000	61,306,000
Owens-Illinois Company Stock Fund	196,541,000	122,013,000
Total investments	$663,762,000	$542,981,000
Plan's interest in net assets of the Trust	$415,238,578	$351,464,853

The investment earnings of the Trust are as follows:

	Year Ended December 31, 2004	2003
Interest and dividends	$ 12,341,000	$ 9,524,000
Mutual fund appreciation	27,805,000	62,108,000
Owens-Illinois Company Stock Fund appreciation (depreciation)	99,670,000	(27,304,000)
Total earnings	$139,816,000	$ 44,328,000
Plan's interest in earnings of the Trust	$ 84,566,342	$ 29,740,728

Investment Valuation

Investments in the twelve Harbor funds available to Plan participants and the six Harbor Investment Mixes are valued at the net asset values as established by the Harbor Fund. Company Stock included in the Company Stock Fund is valued at its quoted market price. Guaranteed investment contracts of the Harbor Trust are valued at an amount equal to the sum of contributions and earnings credited less any withdrawals to date (contract value, which approximates fair value). For the investments in the Harbor Trust Stable Value Fund, which does not have an established fair value, the Trustee establishes a daily market value based on daily cash flows and earnings. This daily value is used for the calculation of the daily unit Net Asset Value, after considering cash flows and management fees, as applicable. Participant loans are valued at their outstanding balances, which approximate fair value.

Income Tax Status

The Plan was effective July 1, 1969. The Plan was restated on December 7, 2001, effective January 1, 2002. The Internal Revenue Service issued a determination letter dated July 29, 2003, advising that the restated Plan, as amended through the second amendment, meets the qualification requirements of sections 401(a) of the Internal Revenue Code, as amended (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code and ERISA, as amended, to maintain its qualified status. No issues are known to exist with respect to subsequent amendments to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Plan Expenses

Substantially all Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Harbor Trust

Effective January 1, 2003, the Plan no longer allowed participants to direct funds into the Harbor Trust. Effective January 1, 2003, participants were permitted to contribute to the Harbor Trust Stable Value Fund as a replacement for the Harbor Trust. As the Harbor Trust funds mature, they will be reinvested in the Harbor Trust Stable Value Fund unless otherwise directed by the participant.

Prior to January 1, 2003, participant contributions in the Harbor Trust were invested in units of the Harbor Trust, which invested in a commingled fund of guaranteed investment contracts through a collective trust maintained by the Trustee. The Harbor Trust has specific rates of return for contributions made in each of the years through specific dates. Those returns are as follows:

Year of Contribution	Rate of Return	Expiration of Guarantee Period	Contract value, which approximates fair value, at: Dec. 31, 2004	Dec. 31, 2003
1999	5.40%	December 31, 2003		$ 7,326,748
2000	6.60%	December 31, 2004	$10,792,886	11,239,265
2001	6.80%	December 31, 2004	10,604,233	10,932,469
2002	4.60%	December 31, 2005	7,720,850	8,705,657
			$29,117,969	$38,204,139

4. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in semi-monthly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options. Participants are charged a transaction fee for each new loan initiated. The amount of the fee is $50 for a nonresidential loan and $100

for a residential loan.   The fee is deducted from the participant's account
when the loan is processed.

Employer Identification No. 22-2781933
Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Shares or Principal Amount	Cost	Fair Value
*Participant loans -Interest rates ranging from 5% to 11%, various maturity dates		$8,082,214	$8,082,214

*Party-in-interest

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan of our report dated June 24, 2005, with respect to the financial statements and schedule of the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Toledo, Ohio
June 24, 2005